

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 23, 2011

Via U.S. Mail

Gregory W. Hunt
Treasurer
YCC Holdings LLC
16 Yankee Candle Way
South Deerfield, MA 01373

> **Re:** **YCC Holdings LLC**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed: June 10, 2011**
> **File No.: 333-173505**
>
> **Yankee Holding Corp.**
> **Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed: March 31, 2011**
> **Quarterly Report on Form 10-Q for the Period Ended April 2, 2011**
> **Filed: May 17, 2011**
> **File No.: 333-141699-05**

Dear Mr. Hunt:

      We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

YCC Holdings LLC

Amendment No. 1 to Form S-4

Summary Historical Consolidated Financial Data, page 12

1. We note your response to comment 10 in our letter dated May 11, 2011. As previously requested, please revise your disclosures throughout the filing to

disclose, if true, that Yankee Finance, Inc. is 100% owned. Note that "wholly-owned" as defined in Rule 1-02(aa) of Regulation S-X is not the same as "100% owned." Please also clearly disclose throughout the filing, including on pages F-33 and F-42, that the Exchange Notes are not guaranteed.

Capitalization, page 44

2. We note your response to comment 19 in our letter dated May 11, 2011. Please begin your reconciliation in footnote (3) with historical income (loss) from continuing operations. Please also present pro forma income (loss) from continuing operations before income taxes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

3. Please disclose in MD&A, if true, that restructuring charges are included in the unallocated/corporate/other column of your segment footnote to the financial statements. Please also make this clarification on pages F-9, F-30, F-47 and elsewhere throughout the filing as necessary.

Audited Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Sales Recognition, page F-7

4. We note your response to comment 34 in our letter dated May 11, 2011. Customers do not bear the risk of loss when the customer agreement does not provide for a damage allowance. Please tell us the typical terms of the damage allowance and help us understand why customers would bear the risk of loss when the agreement provides for a damage allowance. In arrangements in which you bear the risk of loss, please clarify whether you record revenue after receiving confirmation from the customer that the items were not damaged in transit.

Unaudited Financial Statements

Notes to the Financial Statements

Note 1. Basis of Presentation and Organization

Organization and Current Events, page F-38

5. The proceeds from the $315.0 million of 10.25%/11.00% Senior Notes were used

to make a payment of $300.9 million to Yankee Candle Investments LLC which in turn made payments of $297.9 million to holders of their Class A common units and payments of $3.0 million to holders of Class B and Class C common units. The payments to the Class A common unit holders were accounted for as an equity transaction and the payments to the Class B and Class C common unit holders were accounted for as general and administrative expenses. Please help us better understand how you determined the appropriate accounting for the payments to common unit holders. Please specifically address the following:

- Please tell us how you determined whether the payments to each of the different unit holders should be treated as equity transactions or general and administrative expenses. In this regard, disclosures on page F-12 indicate that members of senior management also are Class A common unit holders; and
- Please tell us how you determined these payments should be reflected in the Class A, B, and C common unit amounts rather than in accumulated deficit.

6. On February 9, 2011, the members of Yankee Candle Investments LLC exchanged their interests in YCC Holdings LLC for identical interests in Yankee Candle Investments LLC. In this regard, please address the following:

- Please confirm that a one to one exchange rate was used to determine the number of common units of Yankee Candle Investments LLC received. Please confirm that the same exchange ratio was used for all members. If not, please disclose your accounting for any preferential rights or beneficial conversion features;
- Please clarify whether any holders of common units increased or decreased their proportionate ownership levels relative to other unitholders as a result of the transaction on February 9, 2011;
- Please clarify whether anyone who was not an existing owner of YCC Holdings LLC received common units of Yankee Candle Investments LLC as part of this transaction. If so, please tell us the terms under which these units were given to these non-existing owners, including if any consideration was paid; and
- Please tell us how this conversion is reflected on the statements of changes of member's equity(deficit) of YCC Holdings LLC.

Part II – Information Not Required in Prospectus, page II-1

Exhibits and Financial Statement Schedules, page II-3

7. We note your responses to comments 39 and 40 in out letter dated May 11, 2011. Since Item 601(b)(10) of Regulation S-K does not contemplate the filing of a material agreement without the schedules and exhibits which form a part of the agreement, please file complete copies of the Credit Agreement as well as the Unitholders Agreement with your next amendment. As indicated in our prior

comment 40, you may request confidential treatment pursuant to Securities Act Rule 406 to the extent that you consider that disclosure of the information contained in such schedules and exhibits would cause you competitive harm. Please note that generally, confidential treatment is granted only for specific sentences, words or figures and not granted for entire paragraphs, sections or exhibits. Please refer to the Division of Corporation Finance Staff Legal Bulletin No. 1 (February 28, 1997, amended July 11, 2001) for further guidance, which is available on our web site.

Exhibit 5.1 – Opinion of Kirkland & Ellis LLP

8. We note your response to comment 41 in our letter dated May 11, 2011. Please have counsel revise clause (iii) in the second paragraph on page two of the opinion to specifically identify the remedies upon which counsel is not rendering an opinion due to public policy considerations.

Exhibit 12.1

9. The fixed charges amounts for the thirteen weeks ended April 3, 2010 and April 2, 2011 used to determine your numerator for the computation of ratio of earnings to fixed charges appear to exclude the portion of rent deemed to be interest. For example, for the thirteen weeks ended April 2, 2011, your total fixed charges including the portion of rent deemed to be interest appears to be $25,877; however, the fixed charges amount used in determining your numerator is $22,745. Please advise or revise your computation and disclosures throughout the filing as necessary.

Yankee Holding Corp.

Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011
Quarterly Report on Form 10-Q for the period ended April 2, 2011

10. Please address the comments above in the future filings of Yankee Holding Corp., as applicable.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail

Carol Anne Huff, Esq.
Kirkland & Ellis LLP